July 2, 2012

Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Sears Hometown and Outlet Stores, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed June 8, 2012
File No. 333-181051

Dear Ms. Ransom:

This letter sets forth the responses of Sears Hometown and Outlet Stores, Inc. (the “Registrant” or the “Company”) to the comments contained in your letter, dated June 26, 2012, relating to Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-151051, filed on June 8, 2012 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which contains changes from the Registration Statement to reflect responses to the Staff’s comments on the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 2, as well as four copies of a blacklined version of Amendment No. 2, marked to show changes from the Registration Statement filed on June 8, 2012.

Risk Factors, page 28

If we are unable to renew or enter into new store leases, page 38

1.	We note your statement that you “do not believe that the failure to obtain such consent and the loss of such stores will have a material adverse effect on [y]our results of operations.” While this statement is appropriate on page 75, it is not appropriate in a risk factor, because it mitigates the point of the risk factor. Please delete such statement on page 38.

Mara L. Ransom	July 2, 2012
U.S. Securities and Exchange Commission

In response to the Staff’s comment, the Company has revised the disclosure to remove the mitigating statement.

Selected Historical Financial and Other Data, page 52

2.	Please refer to Instruction 2 to Item 301 of Regulation S-K. Please revise your table to disclose your long-term obligations and redeemable preferred stock. In this regard, we note from the face of your balance sheets that you have long-term capital lease obligations.

In response to the Staff’s comment, the Company has revised the table to include long-term capital lease obligations. The Company has no redeemable preferred stock.

3.	Please refer to Instruction 2 to Item 301 of Regulation S-K. Given the annual net transfers to Sears Holdings Corporation as seen on the face of your equity statements, please explain to us why you have not presented cash dividends declared per common share.

The net transfers to Sears Holdings Corporation as seen on the face of the equity statements represent the net activity in the intercompany account between Sears Holdings Corporation and the Company. As noted in Note 1 to the combined financial statements, intercompany balances due to/from Sears Holdings, which include amounts from merchandise purchases, are expected to be contributed to equity for all periods presented.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

General

4.

We note your response to comment 12 from our letter dated May 30, 2012. Based on your response, we continue to believe that the different operating structures of your stores lead to differences in your revenues and expenses, and that it would be useful for your investors to understand these differences. For example, we note from your response that the revenue generated per store is higher for your company-owned stores than for your independent franchise stores. We also understand from your response that the expenses are not significantly different for company-owned stores and for independent franchise stores since you indicate that the commission expense paid to franchisees is generally in line with the costs of payroll and rent prior to the transition to a franchise store. Based on the above, it appears that your company-owned stores would have a higher operating income margin than your franchise stores, and therefore that your conversion of company-owned stores into franchise stores will have an impact on your profitability. As previously requested, please revise your disclosures in an appropriate location to disclose the number of dealer stores, franchise stores, and company-owned stores

Mara L. Ransom	July 2, 2012
U.S. Securities and Exchange Commission

and to discuss the differences in revenues and expenses resulting from each type of store. If you continue to believe that the revenues and expenses associated with each type of store are similar, please explain this to us in more detail, and revise your disclosures to clarify this belief to your investors and to briefly explain your basis for this belief

In response to the Staff’s comment, the Company has revised the Executive Overview of Management’s Discussion and Analysis of Financial Condition and Results of Operations to clarify the different ownership structures. Although the revenue per store that was provided in our initial response appeared to indicate that Company-owned stores were more profitable, that higher revenue per store is driven more so by factors such as location and store size than the ownership structure. In addition, because the products that are being sold are consistent across the various ownership structures, the gross margin rate generated from the sale of those products are consistent. As such, our transition to franchise stores is not expected to have a significant impact on our results of operations.

Business Segment Results, page 59

Sears Hometown and Hardware, page 59

5.	Please refer to your analysis of the change in net sales for the interim period as seen at the top of page 60. You indicate that net sales increased 1.7% from comparable store sales and increased 4.3% from opening new stores. This results in an aggregate increase of 6.0%. You also indicate that the net change in net sales was only 3.7%. Please revise to describe the factor or factors that contributed to the offsetting 2.3% decrease.

In response to the Staff’s comment, the Company has revised the discussion of the business segment results of Sears Hometown and Hardware to clarify that the increase in revenue from increases in comparable store sales and new store openings was partially offset by an increase in the unshipped sales reserve. As part of our closing process, we record an adjustment to sales (as reported by our point of sale systems) to defer revenue recognition for the balance of transactions which have not been delivered to customers.

6.	Please refer to your analysis of the change in net sales for the interim period as seen at the top of page 60. We note that the increase in comparable store sales was driven by sales increases in the home appliances and lawn and garden categories, which was partially offset by declines in the consumer electronics and floorcare categories. To provide your investors with enough context that they can assess the likelihood that past performance is indicative of future performance, and to provide your investors with a view of the company’s performance through the eyes of management, please expand your explanation of these changes to provide management’s views on why sales in these categories increased or decreased. In doing so, you also should consider the guidance in Item 303(a)(3)(iii). Please apply this comment to your analysis of changes in sales by product category for all periods and for all segments.

Mara L. Ransom	July 2, 2012
U.S. Securities and Exchange Commission

In response to the Staff’s comment, the Company has revised the discussion of the business segment results of Sears Hometown and Hardware to expand upon on the factors that contributed to the sales increases in the home appliances and lawn and garden categories, as well as the factors that contributed to the sales decreases experienced in the consumer electronics and floorcare categories. In addition, the Company has applied this comment to our analysis of changes in sales by product category for all periods and for all segments.

Sears Outlet, page 62

7.	We have reviewed your response to comment 17 from our letter dated May 30, 2012. It remains unclear to us why the lack of government sponsored appliance stimulus programs in 2011 led to a decrease in home appliance sales for your Sears Hometown and Hardware segment, but you had an increase in home appliance sales for your Sears Outlet segment. It also remains unclear to us why weather related conditions caused a decrease in lawn and garden sales during 2011 for your Sears Hometown and Hardware segment, but you had an increase in lawn and garden sales during 2011 for your Sears Outlet segment. Please either tell us where you revised your disclosure to explain these differences between your segments, or revise your disclosure to provide this information to your investors.

As noted in the Management Discussion and Analysis of Financial Condition and Results of Operations, our Sears Outlet stores are designed to provide our customers with in-store and online access to purchase new, one-of-a-kind, out-of-carton, discontinued, obsolete, used, reconditioned, overstocked and scratched and dented products across a broad assortment of merchandise categories. As the government-sponsored appliance stimulus program was applicable to new energy efficient home appliances, which is only a small portion of the home appliance offering at Sears Outlet, the stimulus had a disproportionately higher impact on Sears Hometown and Hardware stores. In addition, the weather-related conditions in the southwest region of the country had a disproportionately higher impact on Sears Hometown and Hardware stores due to the significantly higher store base, store locations and mix of lawn and garden products. As noted in Note 8 to the combined financial statements, lawn and garden represented approximately 20% of the Hometown and Hardware revenue and approximately 4% of the Sears Outlet revenue for fiscal 2011. The Company has revised the Sears Outlet Management Discussion and Analysis of Financial Condition and Results of Operations to clarify these items.

Mara L. Ransom	July 2, 2012
U.S. Securities and Exchange Commission

Plan of Distribution, page 94

8.	We note your response to comment 6 in our letter dated May 30, 2012. Because it appears that you were formed solely for the purpose of the separation and were capitalized by Sears Holdings for such purpose, it is insufficient to state that Sears Holdings “may be deemed” to be an underwriter. Please revise to state that Sears Holdings is an underwriter in connection with any resales by Sears Holdings of your common stock to shareholders of Sears Holdings upon their exercise of subscription rights.

In response to the Staff’s comment, the Company has revised the disclosure to state that Sears Holdings is an underwriter with respect to the sale of our common stock.

Financial Statements, page F-1

General

9.	Based on your response to comment 33 from our letter dated May 30, 2012, it is unclear to us what financial statements you expect to present in the final draft of this Form S-1 that we will review prior to your request for effectiveness. As indicated in our prior comment, if the contribution of the operating businesses will not occur prior to your request for effectiveness, we would generally expect you to present separate financial statements for the registrant and for each business to be contributed. If the contribution will occur at or after your request for effectiveness, you should either revise the financial statements included in this Form S-1 or submit a waiver request to our Division’s Office of the Chief Accountant.

In response to the Staff’s comment, the Company confirms that the contribution of the operating businesses will occur prior to the request for effectiveness of the Registration Statement.

The combined financial statements of Sears Hometown and Outlet Stores included in this Form S-1 are considered the primary financial statements of SHO. As stated in Note 1 to the financial statements, SHO was formed on April 23, 2012, has not conducted business as a separate company and has no material assets or liabilities.

Combined Balance Sheets, page F-4

10.	We have reviewed your response to comment 36 from our letter dated May 30, 2012. We note that the Sears Hometown and Hardware and Sears Outlet businesses were carved out from the consolidated financial statements and accounting records of Sears Holdings. Please explain to us in more detail the lowest level at which Sears Holdings tracked the retained earnings of its subsidiaries to assist us in understanding why you cannot present a separate retained earnings account for these businesses.

As both the Sears Hometown and Hardware and the Sears Outlet businesses were fully integrated within Sears Holdings’ systems, no separate retained earnings were tracked. Accordingly, the residual interest has been presented as a single line item.

Mara L. Ransom	July 2, 2012
U.S. Securities and Exchange Commission

Note 2 – Significant Accounting Policies, page F-7

Impairment of Long-Lived Assets and Costs Associated with Exit Activities, page F-9

11.	Your response to comment 38 from our letter dated May 30, 2012 indicates that you account for employee severance costs associated with location closings under ASC 712 as opposed to ASC 420. Please describe to us in more detail these employee severance costs, and explain in more detail how you determined that these costs fall into the scope of ASC 712 instead of the scope of ASC 420.

For the Company, employee severance represents a contractual termination benefit, which falls within the scope of ASC 712. We determined that employee severance represents a contractual termination benefit because our policy for providing severance benefits to terminated employees is communicated and available to all employees through the Company’s intranet and human resources communications. The communication of this policy through the Company’s intranet results in the severance benefits becoming contractual in nature because the Company is obligated to abide by the policy.

Revenue Recognition, page F-11

12.	We note your response to comments 42 and 43 from our letter dated May 30, 2012. Your response and revisions appear to indicate that the only revenue you receive from extended service contracts is commission, you are not the primary obligor with respect to such services, and you have no future obligations for future performance. Please reconcile this to the fact that you record a warranty liability on your books, as seen in your disclosure on page F-11 under the heading “Warranty Reserves.” If the warranty reserves relate to different products than those covered by the extended service contracts discussed in your revenue recognition policy, please revise your disclosures to clarify this. Please also provide a revenue recognition policy for the sale of the warranties that are reflected within your warranty reserves.

In response to the Staff’s comment, the Company has revised the disclosure in Note 1 to the combined financial statements to clarify that the Company is self-insured for certain costs related to manufacturer warranty claims on Kenmore, Craftsman and Diehard branded products. Warranty claims related to the Kenmore, Craftsman and Diehard branded products are separate and distinct from extended service contracts. Extended service contracts are separately-priced agreements that extend the repair coverage for products beyond the manufacturer warranty, if any.

Mara L. Ransom	July 2, 2012
U.S. Securities and Exchange Commission

Note 6 – Related Party Agreements, page F-17

13.	We note your disclosure that Sears Hometown and Outlet Stores receive commissions from Sears Holdings for the sale of merchandise. Please explain this statement to us in more detail in light of the fact that you reflect inventory on your balance sheet; therefore, we had assumed that you were the primary obligor for this inventory instead of an agent earning a commission. Please revise your disclosures where appropriate to clarify this matter to your investors.

In response to the Staff’s comment, the Company has revised the disclosure to clarify that the commission is earned for merchandise sales on www.sears.com only. Such online sales are shipped from Sears Holdings and the related inventory is not reflected in the Company’s inventory balance. For all other merchandise sales, the Company is the primary obligor for the inventory.

Unaudited Interim Financial Statements, page F-21

14.	Please apply the comments on your annual financial statements to your interim financial statements, where applicable.

As requested, comments on our financial statements have been applied to our interim financial statements, where applicable.

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Mara L. Ransom	July 2, 2012
U.S. Securities and Exchange Commission

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6036 or Morgan Hayes at (212) 909-6983.

Regards,

/s/ Steven J. Slutzky
Steven J. Slutzky

cc:	Robert A. Riecker, Interim Financial Officer, Sears Hometown and Outlet Stores, Inc.

Dane A. Drobny, Senior Vice President, General Counsel and Corporate Secretary, Sears Holdings Corporation

Enclosures